September 2, 2025

Alison G. Vasquez
Executive Vice President and Chief Financial Officer
Orion Group Holdings Inc
2940 Riverby Road, Suite 400
Houston, TX 77020

       Re: Orion Group Holdings Inc
           Form 10-K for the year ended December 31, 2024
           Filed March 6, 2025
           File No. 001-33891
Dear Alison G. Vasquez:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2024
16. Employee Benefits, page F-29

1. In future filings, please revise your disclosure to state whether your contributions to any of the multiemployer plans represent more than 5 percent of total contributions to the plan as indicated in the plan's most recently available annual report (Form 5500 for U.S. plans). Reference is made to ASC 715-80-50-5.
18. Segment Information, page F-31

2. Please revise your disclosure in future filings to clearly identify a measure of profit or loss for each reportable segment (i.e. state whether segment operating income or segment gross profit is the primary measure), in accordance with ASC 280-10-50-
       22. Also, for each reportable segment clearly identify the significant expense categories and amounts that are regularly provided to the chief operating decision maker and disclose for each reportable segment an amount for other segment items.
       Reference is made to ASC 280-10-50-26A and 50-26B.
       We remind you that the company and its management are responsible for the accuracy
 September 2, 2025
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact William Demarest at 202-551-3432 or Shannon Menjivar at 202-551-
3856 if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction